Mimi’s Cafe, Inc.

17852 East 17th Street

South Building, Suite 108

Tustin, CA 92780

July 6, 2004

Ms. Hanna Teshome

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W., Judiciary Plaza

Washington, D.C. 20549

Re:	Mimi’s Cafe, Inc.: Registration Statement on Form S-1

File No.: 333-115201

Filed on: May 5, 2004

Dear Ms. Teshome:

The undersigned, as Chief Financial Officer of Mimi’s Cafe, Inc. (the “Company”), hereby informs the Securities and Exchange Commission that the Company has determined that it is no longer in its best interests to proceed with the above-referenced Registration Statement.

Therefore, the Company hereby requests that the above-referenced Registration Statement be withdrawn, effective immediately, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”). This will confirm on behalf of the Company that in connection with such Registration Statement, the Company has not offered to sell or sold any securities in violation of the registration provisions of the Securities Act.

If you should have any questions regarding this request for withdrawal, please contact our legal counsel, Michael E. Flynn at (949) 725-4000. Thank you for your courtesy and cooperation in this matter.

Very truly yours,

MIMI’S CAFE, INC.

/s/ Edward T. Bartholemy

Edward T. Bartholemy
Chief Financial Officer